December 27, 2019
VIA EDGAR
The United States Securities
    and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:	Nationwide Variable Account-II
Nationwide Life Insurance Company
Post-Effective Amendment No. 29 (File No. 333-177934)
CIK Number: 0000356514
Dear Ms. Hahn:
We are submitting this correspondence filing in relation to the above referenced Registration Statement on behalf of Nationwide Life Insurance Company ("Nationwide") and its Nationwide Variable Account-II (the "Variable Account") which is registered as a unit investment trust under the Investment Company Act of 1940. This filing is being made electronically via EDGAR in accordance with Regulation S-T.
As requested for your review, a copy of the new form of rate sheet supplement for the Registration Statement is attached hereto.
Please contact me direct at (614) 249-8061 if you have any questions regarding this filing.
Very truly yours,
Nationwide Life Insurance Company
/s/ M. Andrew Kress
M. Andrew Kress
Counsel

Nationwide Life Insurance Company
Nationwide Variable Account-II
Prospectus supplement dated _____________, 2020
to the following prospectus(es):
Nationwide DestinationSM Navigator 2.0 prospectus dated May 1, 2019
This supplement updates certain information contained in your prospectus. Please read it and keep it with your prospectus for future reference.
This Rate Sheet Supplement should be read and retained with the prospectus for Nationwide DestinationSM Navigator 2.0. This Rate Sheet Supplement replaces and supersedes any previous Rate Sheet Supplement and must be used in conjunction with the prospectus. If you need another copy of the prospectus please contact Nationwide's Service Center at 1-800-848-6331.
Nationwide is issuing this Rate Sheet Supplement to provide the current:
•	Roll-up Interest Rates, Roll-up Crediting Periods, and Lifetime Withdrawal Percentages for the Nationwide Lifetime Income Rider Plus Core and Joint Option for the Nationwide Lifetime Income Rider Plus Core, Nationwide Lifetime Income Rider Plus Accelerated and Joint Option for the Nationwide Lifetime Income Rider Plus Accelerated, and Nationwide Lifetime Income Rider Plus Max and Joint Option for the Nationwide Lifetime Income Rider Plus Max;
•	Lifetime Withdrawal Percentages for the 7% Nationwide Lifetime Income Rider and Joint Option for the 7% Nationwide Lifetime Income Rider; and
•	Interest Anniversary Rate for the Combination Enhanced Death Benefit III Option.
The Roll-up Interest Rates, Roll-up Crediting Periods, Lifetime Withdrawal Percentages, and the Interest Anniversary Rate provided below apply to applications signed on or after _______________, 2020.
It is important that you have the most current Rate Sheet Supplement as of the date you sign the application. This Rate Sheet Supplement has no specified end date and can be superseded at any time. If Nationwide supersedes this Rate Sheet Supplement with a new Rate Sheet Supplement, the new Rate Sheet Supplement will be filed a minimum of 10 business days prior to its effective date.
If your application was signed prior to the date shown above, please refer to your contract for the Roll-up Interest Rate, Roll-up Crediting Period, Lifetime Withdrawal Percentages, and/or the Interest Anniversary Rate that are applicable to your contract, or contact Nationwide's Service Center.
All Rate Sheet Supplements are available by contacting the Service Center, and also are available on the EDGAR system at www.sec.gov (file number: 333-177934).
Nationwide Lifetime Income Rider Plus Core and Joint Option for the Nationwide Lifetime Income Rider Plus Core
Roll-up Interest Rate	Roll-up Crediting Period
_____%	____ Years

Contract Owner's Age (at the time of the first Lifetime Withdrawal)	Nationwide Lifetime Income Rider Plus Core's Lifetime Withdrawal Percentages*	Joint Option for the Nationwide Lifetime Income Rider Plus Core's Lifetime Withdrawal Percentages*
45 up to 59½	____%	____%
59½ through 64	____%	____%
65 through 69	____%	____%
70 through 74	____%	____%
75 through 80	____%	____%
81 and older	____%	____%
PRO-__________
1

*	The Lifetime Withdrawal Percentage is determined based on the age of the Contract Owner at the time of the first Lifetime Withdrawal, or if the Joint Option is elected, the age of the younger spouse at the time of the first Lifetime Withdrawal. A Contract Owner will receive the greatest Lifetime Withdrawal Percentage only if he or she does not take a Lifetime Withdrawal prior to age 81.
Nationwide Lifetime Income Rider Plus Accelerated and Joint Option for the Nationwide Lifetime Income Rider Plus Accelerated
Roll-up Interest Rate	Roll-up Crediting Period
_____%	____ Years

	Nationwide Lifetime Income Rider Plus Accelerated's Lifetime Withdrawal Percentages*		Joint Option for the Nationwide Lifetime Income Rider Plus Accelerated's Lifetime Withdrawal Percentages*
Contract Owner's Age (at the time of the first Lifetime Withdrawal)	Contract Value Greater Than $0	Once Contract Value Reaches $0	Contract Value Greater Than $0	Once Contract Value Reaches $0
45 up to 59½	____%	____%	____%	____%
59½ through 64	____%	____%	____%	____%
65 through 69	____%	____%	____%	____%
70 through 74	____%	____%	____%	____%
75 through 80	____%	____%	____%	____%
81 and older	____%	____%	____%	____%
*	The Lifetime Withdrawal Percentage is determined based on the age of the Contract Owner at the time of the first Lifetime Withdrawal, or if the Joint Option is elected, the age of the younger spouse at the time of the first Lifetime Withdrawal. A Contract Owner will receive the greatest Lifetime Withdrawal Percentage only if he or she does not take a Lifetime Withdrawal prior to age 81.
Nationwide Lifetime Income Rider Plus Max and Joint Option for the Nationwide Lifetime Income Rider Plus Max
Roll-up Interest Rate	Roll-up Crediting Period
_____%	____ Years

	Nationwide Lifetime Income Rider Plus Max's Lifetime Withdrawal Percentages*		Joint Option for the Nationwide Lifetime Income Rider Plus Max's Lifetime Withdrawal Percentages*
Contract Owner's Age (at the time of the first Lifetime Withdrawal)	Contract Value Greater Than $0	Once Contract Value Reaches $0	Contract Value Greater Than $0	Once Contract Value Reaches $0
45 up to 59½	____%	____%	____%	____%
59½ through 64	____%	____%	____%	____%
65 through 69	____%	____%	____%	____%
70 through 74	____%	____%	____%	____%
75 through 80	____%	____%	____%	____%
81 and older	____%	____%	____%	____%
*	The Lifetime Withdrawal Percentage is determined based on the age of the Contract Owner at the time of the first Lifetime Withdrawal, or if the Joint Option is elected, the age of the younger spouse at the time of the first Lifetime Withdrawal. A Contract Owner will receive the greatest Lifetime Withdrawal Percentage only if he or she does not take a Lifetime Withdrawal prior to age 81.
PRO-__________
2

7% Nationwide Lifetime Income Rider and Joint Option for the 7% Nationwide Lifetime Income Rider
Contract Owner's Age (at the time of the first Lifetime Withdrawal)	7% Nationwide Lifetime Income Rider's Lifetime Withdrawal Percentages*	Joint Option for the 7% Nationwide Lifetime Income Rider's Lifetime Withdrawal Percentages*
45 up to 59½	____%	____%
59½ through 64	____%	____%
65 through 69	____%	____%
70 through 74	____%	____%
75 through 80	____%	____%
81 and older	____%	____%
*	The Lifetime Withdrawal Percentage is determined based on the age of the Contract Owner at the time of the first Lifetime Withdrawal, or if the Joint Option is elected, the age of the younger spouse at the time of the first Lifetime Withdrawal. A Contract Owner will receive the greatest Lifetime Withdrawal Percentage only if he or she does not take a Lifetime Withdrawal prior to age 81.
Interest Anniversary Rate for the Combination Enhanced Death Benefit III Option
Interest Anniversary Rate
_____%
PRO-__________
3